Exhibit 99(b)

Energy Future Intermediate Holding Company LLC Consolidated

Adjusted EBITDA Reconciliation

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Twelve Months Ended June 30, 2010	Twelve Months Ended June 30, 2009

Net income (loss) attributable to Intermediate Holding	$25	$21	$78	$(556)
Income tax expense (benefit)	(49)	(46)	(96)	(90)
Interest expense and related charges	150	137	291	268
Depreciation and amortization	—	—	—	—

EBITDA	$126	$112	$273	$(378)

Oncor EBITDA	—	—	—	—
Oncor distributions/dividends (a)	87	58	244	1,505
Interest income	(4)	—	(8)	(2)
Other	—	1	(1)	2
Equity in earnings of unconsolidated subsidiary (net of tax)	(122)	(112)	(265)	380

Adjusted EBITDA per Incurrence Covenant	$87	$59	$243	$1,507
Add back Oncor Holdings adjusted EBITDA (reduced by Oncor Holdings distributions/dividends)	632	559	1,197	(188)

Adjusted EBITDA per Restricted Payments Covenant	$719	$618	$1,440	$1,319

(a)	Twelve months ended June 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.